Suite 1210 – 885 West Georgia Street Vancouver, BC V6C 3E8 TSX: SLX
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NYSE - AG
TSX – FR	July 3, 2012
Frankfurt – FMV
TSX – SLX
Frankfurt – GSBN
OTC Link – GGCRF

FIRST MAJESTIC COMPLETES ACQUISITION OF SILVERMEX RESOURCES

Vancouver, BC, Canada – First Majestic Silver Corp. ("First Majestic") and Silvermex Resources Inc. (“Silvermex”) are pleased to announce the completion of the plan of arrangement (the “Arrangement”) previously announced in the joint news release of First Majestic and Silvermex dated April 3, 2012.

Under the arrangement, First Majestic has acquired all of the issued and outstanding common shares of Silvermex. Shareholders of Silvermex will receive 0.0355 First Majestic shares and CDN$0.0001 for each held share of Silvermex.

Keith Neumeyer, President and CEO of First Majestic said, “I would like to take this opportunity to personally welcome Silvermex shareholders into the First Majestic family. The acquisition of Silvermex marks the third public company First Majestic has acquired over the past six years. Our shareholders have experienced great success by supporting our corporate strategy of purchasing undervalued silver properties with a focus of unlocking the true potential of the asset through continuous exploration and development.”

With the Arrangement now complete, shares of Silvermex are anticipated to be delisted from the TSX effective at the close of business on July 6, 2012. Shareholders of Silvermex will receive shares of First Majestic and cash to which they are entitled upon delivery to Computershare Trust Company of Canada (“Computershare”) of their Silvermex share certificates and completed letters of transmittal together with other required documents. Shareholders are encouraged to contact Computershare for further information concerning the exchange process.

ABOUT FIRST MAJESTIC

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to First Majestic achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or contact Todd Anthony, Investor Relations at 1-866-529-2807.

ON BEHALF OF THE BOARD OF	ON BEHALF OF THE BOARD OF
FIRST MAJESTIC SILVER CORP.	SILVERMEX RESOURCES INC.

“Keith Neumeyer”	“Duane Nelson”

Keith Neumeyer	Duane Nelson
President & CEO	CEO & Director

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things, the date of delisting of Silvermex’s shares.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, decisions by the Toronto Stock Exchange with respect to delisting Silvermex’s shares.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from registration requirements pursuant to Section 3(a) (10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.